FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 20, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES SUPREME COURT ISSUED INTERIM ORDER PROHIBITING RADIO ACCESS DEVICES CONSTRUCTION RELYING ON EXEMPTION FROM BUILDING PERMIT

NETANYA, Israel, September 19, 2010 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks, in reliance on the exemption from the requirement to obtain a building permit. The interim order, that was issued pursuant to the Israeli Attorney General's request, will be in effect until the enactment of the proposed regulations setting the conditions for the application of the exemption (submitted in March 2010 for the approval of the Economy Committee of the Israeli Parliament) or other decision by the court.

Inability to rely on or substantial limitation of the exemption could adversely affect the Company’s existing network and network build-out, particularly given the objection of some local planning and building authorities to grant due permits where required, and consequently may adversely affect the Company’s results of operations.

For additional details see the Company's most recent annual report for the year ended December 31, 2009 on Form 20-F, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell Site Construction –Site licensing” and the Company's immediate report regarding the Company's results of operations in the first quarter of 2010 on form 6-K dated May 17, 2010, under "Other developments during the first quarter of 2010 and subsequent to the end of the reporting period – Cell Sites".

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.341 million subscribers (as at June 30, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 20, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel